Exhibit 12.1

TELEFLEX INCORPORATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Year Ended December 31,					Three Months Ended
	2015	2014	2013	2012	2011	March 27, 2016
Earnings:
Income (loss) from continuing operations before taxes	$244,646	$220,110	$175,730	$(165,369)	$145,100	$53,793
Amortization of previously capitalized interest	161	161	120	80	80	40
Capitalized interest	—	—	(393)	(400)	—	—
Non-controlling interest income	(850)	(1,072)	(867)	(955)	(1,021)	(179)

	$243,957	$219,199	$174,590	$(166,644)	$144,159	$53,654

Fixed charges:
Interest expense	$44,382	$49,561	$41,946	$55,149	$57,010	$9,407
Amortization of debt expense	16,941	15,897	14,959	14,416	13,526	4,377
Capitalized interest	—	—	393	400	—	—
Interest factor in rents	11,535	9,809	8,811	8,071	9,977	2,751

Total fixed charges	72,858	75,267	66,109	78,036	80,513	16,535

Earnings and fixed charges	$316,815	$294,466	$240,699	$(88,608)	$224,672	$70,189

Ratio of earnings to fixed charges	4.3	3.9	3.6	— (1)	2.8	4.2

(1)	Due to our loss from continuing operations before taxes for the year ended December 31, 2012, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $166.7 million to achieve a coverage of 1:1.